Exhibit 1.01

CryoLife, Inc.

Conflict Minerals Report

For the reporting period January 1, 2018 to December 31, 2018

Background

This Conflict Minerals Report (the “Report”) of CryoLife, Inc. (“CryoLife,” the “Company,”  “we,” or “us”)  has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products, and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, which are limited to tantalum, tin, and tungsten). The “Covered Countries,” for purposes of the Rule and this Report, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

Company Overview and Conflict Minerals Approach

The Company, incorporated in 1984 in Florida, is a leader in the manufacturing, processing, and distribution of medical devices and implantable human tissues used in cardiac and vascular surgical procedures focused on aortic repair. Our medical devices and processed tissues primarily include four product families: BioGlue® Surgical Adhesive; On-X® mechanical heart valves and surgical products; JOTEC endovascular and surgical products; and cardiac and vascular human tissues including the CryoValve® SG pulmonary heart valve and the CryoPatch® SG pulmonary cardiac patch, both of which are processed using our proprietary SynerGraft® technology. Additional products include CardioGenesis cardiac laser therapy, PerClot® and PhotoFix®.

Our approach to Conflict Minerals is based, to the extent applicable and feasible, on the framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum, and tungsten (the “Guidance”). As part of our approach, we maintain a Conflict Minerals Policy (the “Policy”), which incorporates the standards set forth in the Guidance. The Policy has been reviewed and approved by senior management and presented to the Audit Committee of the Company’s Board of Directors. In addition, our Purchasing and Legal and Compliance departments have been directed by management to communicate the Policy to employees who have responsibilities for applying, enforcing, or communicating it internally or to relevant outside parties. The Policy is maintained on our website.

Reasonable Country of Origin Inquiry

Under the Rule, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by a company or contracted by the company to be manufactured, the company must conduct, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding those Conflict Minerals to determine if the Conflict Minerals originated from a Covered Country or are from recycled or scrap sources. We undertook a process to identify any necessary Conflict Minerals and conducted a RCOI to determine whether any of these Conflict Minerals originated from the Covered Countries or are from recycled or scrap sources. Through that process, five of our suppliers indicated that Conflict Minerals are added or used in the product or in the production process.  Three of these suppliers certified to our reasonable satisfaction that the Conflict Minerals did not originate in the Covered Countries. Two of these suppliers indicated that they obtain Conflict Minerals indirectly from the Covered Countries. As of May 28, 2019, the Company had an overall supplier response rate of 34.4%.

Due Diligence Process and Results

Based on our RCOI, we exercised reasonable due diligence with respect to the source and chain of custody of the Conflict Minerals that our suppliers indicated they had obtained indirectly from the Covered Countries.  The first of these suppliers obtains the Conflict Minerals directly from Global Tungsten & Powders Corp., a smelter located in Pennsylvania, USA, which in turn obtains Conflict Minerals from Covered Countries.  The second of these suppliers obtains Conflict Minerals from at least four smelters that reportedly obtain Conflict Minerals from Covered Countries: Ulba Metallurgical Plant JSC (Kazakhstan), Malaysia Smelting Corporation (Malaysia), Thailand Smelting and Refining Co., Ltd. (Thailand), and Xiamen Tungsten (H.C.) Co., Ltd. (China). (This same supplier was unable to determine whether any gold originated from a Covered Country and was not able to identify all of the smelters supplying Conflict Minerals in its supply chain.) Although each of the reported smelters obtains Conflict Minerals from Covered Countries, each smelter participates in the Responsible Mineral Initiative (“RMI”) independent third party audit that examines the purchasing activities, processes, and systems associated with their smelting pursuant to the Responsible Minerals Assurance Process (“RMAP”). As of the date of this report, each is listed as a  conformant smelter by RMI.

There are many third parties in the supply chain between our direct suppliers and the original sources of any actual or potential Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters, or refiners. We must therefore rely on our suppliers and their upstream supplier to provide information regarding the origin of any Conflict Minerals.

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Exhibit 1.01

This Conflict Minerals Report is unaudited.

.Risk Mitigation

We intend to take the following steps to mitigate the risk that our necessary Conflict Minerals benefit armed groups:

•	We will continue to work with our suppliers to obtain complete and accurate information for FY 2019;
•	We will continue to follow our due diligence process and make improvements in our due diligence process as warranted; and
•	We will continue to inform our suppliers about the principles set forth in our Policy.

Forward-Looking Statements

Statements made in this Report that look forward in time or that express management's beliefs, expectations, or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements reflect the views of management at the time such statements are made.  These statements include those regarding the steps the Company expects to take to improve its due diligence measures and further mitigate the risk that necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries. These forward-looking statements are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations.  These risks and uncertainties include, but are not limited to, internal and external resource constraints,, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, whether smelters, refiners and other market participants responsibly source Conflict Minerals, and political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. These risks and uncertainties include the risk factors detailed in our Securities and Exchange Commission filings, including our Form 10-K for the year ended December 31, 2017, and our subsequent filings with the SEC.  CryoLife does not undertake to update its forward-looking statements.

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